As filed with the U.S. Securities and Exchange Commission on June 13, 2001
                                                      Registration No. 333-60080

                                                 Registration No. 333-62846
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------
                                    FORM N-2
                        (CHECK APPROPRIATE BOX OR BOXES)
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  [_]

                     PRE-EFFECTIVE AMENDMENT NO.  [_]

                      POST-EFFECTIVE AMENDMENT NO. 1
                               ----------------
                           Medallion Financial Corp.
             (Exact Name of Registrant as Specified in Its Charter)

                  437 Madison Avenue, New York, New York 10022
                                 (212) 328-2100
   (Address and Telephone Number, Including Area Code, of Principal Executive
                                    Offices)
                               ----------------
                                 Alvin Murstein
                            Chief Executive Officer
                           Medallion Financial Corp.
                               437 Madison Avenue
                            New York, New York 10022
                    (Name and Address of Agent for Service)
                               ----------------
                                With Copies to:

     Christopher E. Manno, Esq.                 Dennis J. Block, Esq.
      Willkie Farr & Gallagher              Cadwalader, Wickersham & Taft
         787 Seventh Avenue                        100 Maiden Lane
      New York, New York 10019                 New York, New York 10038
           (212) 728-8000                           (212) 504-6000

                               ----------------

   Approximate date of proposed public offering: As soon as practicable after the effective Date of this Registration Statement.

   If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [_]
                               ----------------
        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                              Proposed  Proposed
                                              Maximum    Maximum
                                     Amount   Offering  Aggregate   Amount of
       Title of Securities           Being     Price    Offering   Registration
        Being Registered           Registered Per Unit    Price      Fee (1)
-------------------------------------------------------------------------------
Common Stock, $0.01 par value per
 share..........................   4,140,000   $11.00  $45,540,000
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) The Registrant has previously paid a filing fee of $11,385.

   It is proposed that this filing will become effective (check appropriate box):

[_] when declared effective pursuant to Section 8(c) of the Securities Act of 1933.

[_] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933 and the Securities Act registration statement number of the earlier effective registration
  statement for the same offering is 333-   .

[X] This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended and the Securities Act Registration Statement number of the earlier effective registration statements are 333-60080 and 333-62846.
                               ----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

This post-effective amendment No. 1 has been filed pursuant to Rule 462(c) promulgated under the Securities Act of 1933, as amended (the "Securities Act") and relates to the Registration Statement on Form N-2 (File No. 333-60080) (the "Initial Registration Statement") and the Registration Statement on Form N-2 (File No. 333-62846) (the "Second Registration Statement"), filed pursuant to Rule 462(b) of the Securities Act. The Second Registration Statement was filed as a result of an increase in the aggregate maximum offering price as filed on the Initial Registration Statement.

                           MEDALLION FINANCIAL CORP.
                               437 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (800) 829-4867
                      STATEMENT OF ADDITIONAL INFORMATION

                               June 12, 2001

   This Statement of Additional Information (the SAI) relates to Medallion Financial Corp. (Medallion), and is not a prospectus. The Prospectus, dated June 12, 2001 (Prospectus), sets forth concisely certain information about Medallion that investors should know before investing and it should be read and retained for further reference. This SAI contains additional and more detailed information and should be read in conjunction with the balance of Medallion's registration statement. Copies of the Prospectus and additional copies of the SAI may be obtained without charge by writing or telephoning Medallion at the address and telephone number set forth above.

   The Prospectus and this SAI may omit certain of the information contained in the registration statement filed with the Securities and Exchange Commission
(SEC), Washington, D.C. The registration statement may be obtained from the SEC upon payment of the fee prescribed, or inspected at the SEC's office at no charge.

   Neither the SEC nor any securities commission has approved or disapproved these securities or determined if the Prospectus is truthful or complete. Any representations to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                                           Page
                                                                          ------
      Investment Objectives and Policies.................................  SAI-2
      Management.........................................................  SAI-4
      Control Persons and Principal Stockholders......................... SAI-12
      Federal Income Tax Considerations.................................. SAI-16

Item 17--Investment Objectives and Policies

                INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

   Our investment objectives are to provide a high level of current income for our stockholders through quarterly distributions, consistent with preservation of capital, as well as long term growth of net asset value. We seek to achieve our investment objectives by maximizing net interest income and fee income from operations and expanding operations. There can be no assurance that we will achieve our investment objectives.

   Our only fundamental policies, that is, policies that cannot be changed without the approval of the holders of a majority of Medallion's outstanding voting securities, as defined under the Investment Company Act of 1940, as amended (the 1940 Act), are the restrictions described in the following seven paragraphs. A "majority of Medallion's outstanding voting securities" as defined under the 1940 Act means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares. The other policies and investment restrictions referred to in this prospectus, including our investment objectives, are not fundamental policies of Medallion and may be changed by Medallion's board of directors without stockholder approval. Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of Medallion's assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of our acquisition of such security or other asset. Accordingly, any subsequent change in values, assets, or other circumstances will not be considered when determining whether the investment complies with our investment policies and limitations. Our fundamental policies are as follows:

  . We will at all times conduct our business so as to retain our status as a business development company under the 1940 Act. In order to retain that status, we may not acquire any assets (other than non- investment assets necessary and appropriate to its operations as a business development company) if, after giving effect to such acquisition, the value of our Qualifying Assets, amount to less than 70% of the value of our total assets. We believe that the securities we may acquire as well as any investments we may make, will generally be assets of the type listed in
    Section 55(a) of the 1940 Act as Qualifying Assets.

  . Medallion Funding Corp. (MFC), Medallion Capital, Inc. (Medallion
    Capital), Freshstart Venture Capital Corporation (Freshstart) and any subsidiaries of Medallion organized in the future that are Small Business Administration (SBA) licensees, may issue the maximum principal amount of subordinated SBA debentures and preferred stock permitted under the Small Business Investment Act of 1958 (SBIA) and SBA regulations. As a Small Business Investment Company (SBIC), MFC, Medallion Capital and Freshstart are not permitted to issue preferred stock to the SBA and the maximum principal amount of subordinated SBA debentures they are each permitted to issue is equal to 300% of their respective Leveragable Capital (generally non-SBA paid-in capital and paid-in surplus). See "Regulation" in the prospectus. In addition, SBA regulations also limit the aggregate principal amount of subordinated SBA debentures or "leverage" that SBICs under common control, such as the regulated investment company (RIC) subsidiaries, may have outstanding to no more than $105 million. At March 31, 2001, MFC had Leveragable Capital of $70.5 million and no subordinated SBA debentures outstanding. At March 31, 2001, Freshstart had Leveragable Capital of $6.12 million and $10.86 million of subordinated SBA debentures outstanding. Medallion Capital had Leveragable Capital of $9.7 million and $10.5 million of subordinated SBA debentures outstanding at March 31, 2001. MFC, Medallion Capital and Freshstart reserve the right to issue subordinated SBA debentures to the maximum extent permitted under the SBIA or SBA regulations.

  . We may borrow funds and issue "senior securities" to the maximum extent permitted under the 1940 Act. As a business development company, we may issue senior securities if, immediately after such issuance, the senior securities will have an asset coverage of at least 200%. Under the 1940 Act, subordinated debentures issued to or guaranteed by the SBA and preferred stock issued to the SBA by

                                     SAI-2
   the RIC Subsidiaries may be considered senior securities issued by Medallion requiring asset coverage of 200%; however, pursuant to an exemptive order of the SEC, such debentures and preferred stock are exempt from the asset coverage requirements of the 1940 Act.

  . We will not (i) underwrite securities issued by others (except to the extent that we may be considered an "underwriter" within the meaning of the Securities Act of 1933, as amended, in the disposition of restricted securities); (ii) purchase or sell real estate or real estate mortgage loans unless acquired as a result of ownership of securities or other instruments (except that we may purchase and sell real estate or interests in real estate in connection with the orderly liquidation of investments or the foreclosure of mortgages held by Medallion); (iii) engage in short sales of securities; (iv) purchase securities on margin (except to the extent that it may purchase securities with borrowed money); (v) write or buy put or call options; or (vi) engage in the purchase or sale of commodities or commodity contracts, including futures contracts (except where necessary in working out distressed loan or investment situations). Medallion and the RIC subsidiaries may purchase interest rate caps and swaps covering up to 100% of their variable-rate debt. In addition, we may sponsor the securitization of loan portfolios.

  . Medallion and the RIC subsidiaries may originate loans and loans with equity features. To the extent permitted under SBA regulations, we may also make loans as permitted (i) under the 1996 Stock Option Plan; (ii) under the Non-employee Director Plan and plans providing for options for disinterested directors that might be adopted by Medallion in the future; and (iii) to officers and directors for the purchase of common stock. Medallion holds all of the outstanding common stock of the Founding Companies and may organize additional subsidiaries in the future. We may acquire restricted securities of small businesses.

  . Each RIC subsidiary shall not originate loans to, or invest in the securities of, any entity if, immediately after such loan or investment, more than 5% of the total assets of the RIC subsidiary originating such loan or making such investment (taken at current value) would be loaned to, or invested in the securities of such entity. Each RIC subsidiary shall not acquire more than 10% of the outstanding voting securities of any issuer, provided that this limitation does not apply to obligations issued or guaranteed as to interest and principal by the U.S. Government or its agencies or instrumentalities or to repurchase agreements secured by such obligations, and that up to 25% of each RIC subsidiary's total assets (at current value) may be invested without regard to this limitation.

   Medallion and the RIC subsidiaries shall lend or invest at least 25% of their total assets (taken at current value) to or in entities primarily engaged in the taxicab industry and shall not lend or invest more than 25% of their total assets (taken at current value) to or in entities primarily engaged in any other single industry. This limitation does not apply to obligations issued or guaranteed as to interest and principal by the U.S. Government or its agencies or instrumentalities or to repurchase agreements secured by such obligations or to bank money-market instruments.

                                     SAI-3

Item 18--Management

                                   MANAGEMENT

Board of Directors

   The current members of the board of directors are as follows:

                                                               Director    Expiration
          Name           Age Position(s) Held With Medallion     Since      of Term
          ----           --- -------------------------------   --------    ----------
Alvin M. Murstein(*)....  66 Chairman, Chief Executive
                             Officer and Director            February 1996    2002

Andrew M. Murstein(*)...  36 President and Director           October 1997    2004

Stanley Kreitman........  68 Director                        February 1996    2003

David L. Rudnick........  59 Director                        February 1996    2003

Mario M. Cuomo(*).......  68 Director                        February 1996    2004

Frederick S. Hammer.....  63 Director                         October 1997    2004

Benjamin Ward...........  73 Director                        February 1996    2002

--------
   An asterisk (*) indicates an "interested person" as such term is defined in
Section 2(a)(19) of the 1940 Act.

   The business and affairs of Medallion are managed under the direction of our board of directors. The board of directors is divided into three classes, each with a term of three years. Only one class of directors stands for election in any year. Messrs. Stanley Kreitman and David L. Rudnick are in the first class. Messrs. Andrew Murstein, Mario M. Cuomo and Frederick S. Hammer are in the second class and Messrs. Alvin Murstein and Benjamin Ward are in the third class. The board of directors has two committees, a Compensation Committee comprised of Messrs. Kreitman, Alvin Murstein and Ward and an Audit Committee comprised of Messrs. Kreitman, Rudnick and Ward.

   Messrs. Alvin Murstein, Andrew Murstein and Mario M. Cuomo are "interested persons" as such term is defined in Section 2(a)(19) of the 1940 Act.

   The non-employee directors will each be paid $10,000 for each year they serve and shall each receive $2,000 for the first board of directors meeting, per quarter, attended and $1,000 for attendance at any additional board of directors meetings that quarter, $250 for each telephonic board meeting and $1,000 for each committee meeting attended and are reimbursed for expenses relating thereto. The board of directors elects Medallion's officers who serve at the pleasure of the board of directors.

   As a business development company under the 1940 Act, a majority of our directors are required to be individuals who are not "interested persons" of Medallion. The current configuration of the Board is in compliance with the 1940 Act because it consists of four independent directors and only three directors who are deemed interested persons. The four independent directors have undertaken a review of all of the actions taken by the board (including themselves) while it was not in compliance with the 1940 Act's board composition requirements to determine whether to ratify such actions as being in the best interests of Medallion and its stockholders. There can be no assurance that the board will ratify such actions. In addition, we have commenced a search for an additional independent director and may also consider adding Andrew Murstein to the board upon the appointment of such independent director. Any newly appointed directors must stand for election at the next meeting of stockholders.

                                     SAI-4

Executive Officers of Medallion

   The current executive officers of Medallion are as follows:

           Name            Age         Position(s) Held With Medallion
           ----            --- ------------------------------------------------
Alvin M. Murstein(*)......  66 Chairman, Chief Executive Officer and Director
Andrew M. Murstein(*).....  36 President and Director
Brian S. O'Leary(*).......  55 Executive Vice President, Chief Operating
                               Officer and Chief Credit Officer
James E. Jack(*)..........  59 Chief Financial Officer and Executive Vice
                               President
Marie Russo(*)............  76 Senior Vice President and Secretary
Michael J. Kowalsky(*)....  60 Executive Vice President
Conrad J. Isoldi(*).......  57 Senior Vice President and Chief Administrative
                               Officer
Larry D. Hall(*)..........  47 Chief Accounting Officer and Assistant Treasurer
Dean W. Ryan(*)...........  41 Senior Vice President

--------
   An asterisk (*) indicates an "interested person" as such term is defined in
Section 2(a)(19) of the 1940 Act.

   Each officer's term extends until the first meeting of the board of directors following the next annual meeting of stockholders and until his or her successor is elected and qualified.

Executive Officers of Medallion's Subsidiaries

Medallion Funding Corp.

   Harvey Goldman has been the Senior Vice-President of MFC's Commercial Lending division since joining the company in September 1997. Prior to joining the company, Mr. Goldman was President of Asset Based Lending Corp. and also served simultaneously as Vice President of TLC Funding Corp., an SBIC firm, from September 1995 to September 1997. Mr. Goldman receive his B.S. in accounting from the City University of New York.

Medallion Taxi Media, Inc.

   Michael Leible has been President of Media since February 1998. From 1978 to 1990, Mr. Lieble was a Vice President at Transportation Displays Inc. from 1978- 1990 and a Vice President at Metromedia's Outdoor division from 1966 to 1978. He has also been in the Outdoor Advertising business since 1966. Mr. Leible received a B.S. from New York University Undergraduate School and a Law Degree from New York Law School.

   Mary Pat Holt has been the Chief Operating Officer of Media since August of 1998, when her company Taxi Ads merged with Media. She formerly served as the President of Taxi Ads since its inception in 1993. Ms. Holt has also served as the Executive Director of the State of Louisiana for the Cystic Fibrosis Foundation. Prior to that position, Ms. Holt held the joint title of Office Manager and Cost Accounting Manager for a nationally recognized architectural firm in New Orleans for 13 years. Ms. Holt attended the University of New Orleans.

Medallion Business Credit, LLC

   Gerald Grossman has been the President of Medallion Business Credit, LLC ("MBC"), the asset based lending division of Medallion, since September 1998. Prior to joining the company, Mr. Grossman headed the asset based division of Israel Discount Bank and Sterling National Bank as well as Continental Business Credit. Mr. Grossman received a B.A. in economics from Cornell University and a J.D. from New York University Law School.

                                     SAI-5

   Connie Mitchko came to Medallion to serve as Senior Vice President of Medallion Business Credit in September 1998. Ms. Mitchko was Vice President of Continental Business Credit, a wholly-owned subsidiary of Continental Bank, Garden City, New York. Prior to her positions in commercial finance, she held positions of management with First Jersey National Bank, Automatic Data Processing and Donaldson, Lufkin & Jenrette. Ms. Mitchko attended Montclair State University.

Medallion Capital, Inc.

   Thomas F. Hunt, Jr. is the President of Medallion Capital, Inc. Mr. Hunt practiced law at a law firm and subsequently acted as legal counsel for three companies. Mr. Hunt has been involved in over 100 venture capital investments and has served on the board of directors of numerous private and public companies. He has authored a handbook on venture capital investing and has frequently lectured on the subject before civic groups. Mr. Hunt has undergraduate and law degrees from the University of Tulsa.

   Dean R. Pickerell is Executive Vice President of Medallion Capital, Inc. Mr. Pickerell has held various controller and financial management positions and has been involved in the venture capital industry since 1985. He has served on the board of directors of numerous private and public companies. Mr. Pickerell has an undergraduate degree from Iowa State University and completed the course work for an MBA degree from Makato State University.

Business Lenders, LLC

   Penn Ritter is an executive Vice President of Business Lenders, LLC and serves as chairperson for Hartford's SBA Advisory Council. A former clerk to the Connecticut House of Representatives, Ritter has played a key role in the recruitment of experienced lending teams in both Connecticut and in Business Lenders' markets (Providence, RI; New York; New Jersey; Chicago; Boston and Scottsdale, AZ). Mr. Ritter is a member of the Government Affairs Committee of the Greater Hartford Chamber of Commerce.

Freshstart Venture Capital Corporation

   Alvin M. Murstein is the Chairman of the board of directors and Andrew Murstein is the President of Freshstart Venture Capital Corporation.

                                     SAI-6

Compensation of Directors and Executive Officers of Medallion

   The following table sets forth certain compensation information for (i) Medallion's Chief Executive Officer; (ii) its directors; and (iii) each of Medallion's four most highly compensated executive officers other than the Medallion's Chief Executive Officer, for the year ended December 31, 2000 (the Period) (collectively, the Compensated Persons). Medallion does not have a pension plan, but has established a 401(k) plan that provides matching contributions.

                           Summary Compensation Table

                                                                   Long-Term
                                                                  Compensation
                                    Annual Compensation              Awards
                          --------------------------------------- ------------
                                                                   Securities
Name and Principal                                 Other Period    Underlying
Position                  Year Salary($) Bonus($) Compensation(1)  Options(#)
------------------        ---- --------- -------- --------------- ------------
Alvin M. Murstein........ 2000  330,000   60,000       3,166            --
 Chairman and Chief
  Executive Officer       1999  300,000   50,000       3,166        125,000
                          1998  285,000      --          --          25,000

Andrew M. Murstein....... 2000  330,000  125,000         --             --
 President                1999  271,875  100,000         --         125,000
                          1998  198,750   75,000         --          25,000

Michael J. Kowalsky...... 2000  183,000   50,000       2,000         10,000
 Executive Vice President 1999  172,000  100,000       3,200         25,000
                          1998  158,000   40,000       1,067            --

Daniel F. Baker.......... 2000  170,000   60,000         --             N/A
 Treasurer and Chief
  Financial Officer(3)(4) 1999  167,500   25,000       2,500            N/A
                          1998  150,000   50,000         --             N/A

Brian S. O'Leary......... 2000  190,000   50,000         --          16,667
 Senior Vice President,
  Chief Credit Officer    1999      N/A      N/A         N/A            N/A
 and Chief Operating
  Officer(5)              1998      N/A      N/A         N/A            N/A

                                               Long-Term Compensation Awards(2)
                                               --------------------------------
                              Director Fees($) Securities Underlying Options(#)
                              ---------------- --------------------------------
Mario M. Cuomo, Director....       18,750                     --
Benjamin Ward, Director.....       33,750                     --
David L. Rudnick, Director..       33,750                   9,000(3)
Stanley Kreitman, Director..       33,750                   9,000(3)
Frederick S. Hammer,
 Director...................       20,500                     --

--------
(1) Amounts received pursuant to the matching program under the Medallion's 401(k) Plan.
(2) Options granted under the Non-employee Director Plan. The exercise price is $16.00.
(3) These shares vest in three equal installments of 3,000 shares on the date of the 2001 annual meeting of Medallion's stockholders, the 2002 annual meeting of the Medallion's stockholders and the 2003 annual meeting of the Medallion's stockholders, respectively.
(4) As of December 31, 2000, Mr. Baker is no longer employed by Medallion .
(5) Brian S. O'Leary began working for Medallion on December 13, 1999.

                                     SAI-7

                                               Pension or
                                               Retirement
                                            Benefits Accrued Total Compensation
                               Aggregate       as Part of    from Medallion and
                              Compensation    Medallion's    Medallion Complex
Name, Position               from Medallion     Expenses     Paid to Directors
--------------               -------------- ---------------- ------------------
Alvin M. Murstein, Chairman
 and Chief Executive
 Officer...................     $393,166          N/A                 --
Andrew M. Murstein,
 President.................      455,000          N/A                 --
Michael J. Kowalsky,
 Executive Vice President..      245,000          N/A                 --
Daniel F. Baker, Treasurer
 and Chief Financial
 Officer (1)...............      230,000          N/A                 --
Brian S. O'Leary, Senior
 Vice President and Chief
 Lending Officer...........      240,000          N/A                 --
Mario M. Cuomo, Director...       18,750          N/A              18,750
Stanley Kreitman,
 Director..................       33,750          N/A               9,000
David L. Rudnick,
 Director..................       33,750          N/A               9,000
Benjamin Ward, Director....       33,750          N/A              33,750
Frederick S. Hammer,
 Director..................       20,500          N/A              20,500

--------
(1)  As of December 31, 2000, Mr. Baker was no longer employed by Medallion.

Options Granted to Executives

   The following table sets forth certain information regarding options granted during the Period by Medallion to the following Named Executive Officers:

                  Aggregated Options Granted in the Period and
                             Year-End Option Values

                                                                              Potential Realizable
                                                                                Value at Assumed
                                                                              Annual Rates of Stock
                                                                               Price Appreciation
                                            Option Grants                      for Option Term(2)
                         ---------------------------------------------------- ----------------------
                         Number of
                         Securities  Percent of
                         Underlying Total Options Exercise or Base
                          Options    Granted to        Price       Expiration
Name                     Granted(#)   Employees     ($/share)(1)      Date      5%($)      10%($)
----                     ---------- ------------- ---------------- ---------- ---------- -----------
Michael J. Kowalsky.....   10,000       10.73%          14.50       6/1/2010      91,200    231,100
Brian S. O'Leary........   16,667       17.89%         17.938       1/1/2010     147,200    320,300

--------
(1) The exercise price of these options is equal to the fair market value of the Medallion's common stock on the date of grant, as determined by the Medallion's board of directors.
(2) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Commission and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the underlying common stock. No gain to the optionees is possible without an increase in price of the underlying common stock, which will benefit all stockholders proportionately.

                                     SAI-8

Options Exercised by Executives

   The following table sets forth certain information concerning exercisable and unexercisable stock options held by the following Named Executive Officers in the Period:

                 Aggregated Options Exercised in the Period and
                             Year-End Option Values

                                                            Number of
                                                      Securities Underlying   Value of Unexercised In-
                                                     Unexercised Options at     The-Money Options at
                             Shares                     December 31, 2000         December 31, 2000
                            Acquired       Value    ------------------------- -------------------------
                         on Exercise(#) Realized($) Exercisable Unexercisable Exercisable Unexercisable
                         -------------- ----------- ----------- ------------- ----------- -------------
Alvin M. Murstein.......        N/A          N/A      35,000       115,000            0           0(1)
Andrew M. Murstein......        N/A          N/A      35,000       115,000            0           0(1)
Michael J. Kowalsky.....        N/A          N/A      45,456        35,000      164,778       1,250(2)
Daniel F. Baker(5)......     13,636       81,616      34,410             0      124,736           0(3)
Brian S. O'Leary........        N/A          N/A           0        16,667            0           0(4)

--------
(1) Based on the difference between the closing price of the underlying shares of common stock on December 29, 2000, as reported by the NASDAQ National Market ($14.625) and the option exercise price ($29.25) with respect to 25,000 options (10,000 of which are exercisable at December 31, 2000) and the option exercise price ($17.25) with respect to 125,000 options (25,000 of which are exercisable).
(2) Based on the difference between the closing price of the underlying shares of common stock on December 29, 2000, as reported by the NASDAQ National Market ($14.625) and the option exercise price ($11.00) with respect to 45,456 options (all of which are exercisable at December 31, 2000), the option exercise price ($18.75) with respect to 25,000 options (none of which are exercisable at December 31, 2000) and the option exercise price ($14.50) with respect to 10,000 options (none of which are exercisable at December 31, 2000).
(3) Based on the difference between the closing price of the underlying shares of common stock on December 29, 2000, as reported by the NASDAQ National Market ($14.625) and the option exercise price ($11.00) with respect to 34,410 options.
(4) Based on the difference between the closing price of the underlying shares of common stock on December 29, 2000, as reported by the NASDAQ National Market ($14.625) and the option exercise price of $17.938 with respect to 16,667 options.
(5) As of December 31, 2000, Mr. Baker was no longer employed by Medallion.

Employment Agreements

   In May 1996, Alvin M. Murstein and Andrew M. Murstein entered into employment agreements with Medallion, which were subsequently amended in May 1998. The agreements automatically renew each year for a new five-year term unless either party terminates the agreement. The agreements may be terminated by Medallion for (i) expiration of term; (ii) death; (iii) disability; or (iv) "cause" as defined in the agreements. The executive may terminate the agreement upon 90 days written notice or for "good reason" as defined in the agreement. Compensation upon termination depends upon the reason for the termination. The agreements provide that Alvin M. Murstein and Andrew M. Murstein shall receive an annual base salary of $300,000 and $250,000 respectively, which may be increased but not decreased. The agreements contain non-competition covenants from the executives in favor of Medallion.

   Michael J. Kowalsky entered into an employment agreement with Medallion which became effective in May 1996 and was renewed in May, 1999 for a three-year term. Under the agreement Mr. Kowalsky is entitled to a annual salary of at least $160,000. If the agreement is not renewed at the end of the three-year term, Mr. Kowalsky shall receive a severance payment. The agreement contains a non-competition covenant from Mr. Kowalsky in favor of Medallion.

                                     SAI-9

   On May 1, 2001, James E. Jack entered into an employment agreement with Medallion for a three-year term which automatically renews absent notification of intent not to renew by either party. Mr. Jack shall receive a base salary of $262,500, $287,500, and $312,500, for the first, second and third years of employment, respectively. Mr. Jack is eligible to receive special bonuses based on certain performance criteria as set forth in the agreement. The agreement contains a non-competition covenant from the executive in favor of Medallion. Mr. Jack is entitled to a severance payment in the event that he is terminated "without cause" as defined in the agreement.

Stock Option Plan

   Executive officer compensation also includes long-term incentives afforded by options to purchase shares of common stock under Medallion's Amended and Restated 1996 Stock Option Plan. The purposes of Medallion's stock ownership program are to (i) highlight and reinforce the mutuality of long-term interests between employees and the stockholders and (ii) to assist in the attraction and retention of critically important key executives, managers and individual contributors who are essential to Medallion's growth and development.

   The Medallions stock programs include long vesting periods to optimize the retention value of these options and to orient their executive officers to longer term success. Generally, stock options vest in equal annual installments over three to five years commencing on the first anniversary of the date of grant, and, if employees leave Medallion before these vesting periods, they forfeit the unvested portions of these awards. Medallion also makes annual grants of options which vest in one year.

   Except for executives with substantial holdings of Medallion's stock, the number of shares of common stock subject to option grants is generally intended to reflect the significance of the executive's current and anticipated contributions to Medallion. The exercise price of options granted by the Medallion is required under the 1940 Act to equal not less than 100% of the fair market value per share on the date of grant. Prior to determining the 1999 option grants to Medallion's executives, the board of directors considered the equity compensation policies of competitors and other companies, both privately held and publicly traded, with comparable capitalizations. The value realizable from exercisable options is dependent upon the extent to which Medallion's performance is reflected in the price of the Medallion's common stock at any particular point in time. However, the decision as to whether such value will be realized through the exercise of an option in any particular year is primarily determined by each individual within the limits of the vesting schedule and not by the board of directors.

Non-Employee Directors Stock Option Plan

   In order to attract and retain highly qualified directors, and to ensure close identification of interests between non-interested directors and Medallion's stockholders, the board of directors of Medallion adopted and the stockholders approved the 1996 Director Stock Option Plan and the Amended and Restated 1996 Non-Employee Directors Stock Option Plan, (the Director Plan), which replaced the earlier plan. The Director Plan provides for the automatic grant of options to directors of Medallion who are not employees or officers, including interested persons, known as Eligible Directors. In accordance with the provisions of the 1940 Act, the automatic grant of options under the Director Plan did not occur until after the date of the approval of the Director Plan by the Commission. The Commission approved the Director Plan on April 12, 2000 (the Approval Date).

   The Director Plan provides that on the Approval Date, Medallion will grant an option to purchase 9,000 shares of common stock to each Eligible Director elected at the June 16, 1999 stockholder meeting. On the Approval Date, Medallion granted options consisting of a total of 9,000 shares of common stock at an option exercise price of $17.25 to Benjamin Ward. Under the Director Plan, Medallion will also grant an option to purchase 9,000 shares to each Eligible Director elected at an annual stockholder meeting after the Approval Date. If an Eligible Director is elected after the Approval Date by means other that an annual stockholder

                                     SAI-10
meeting, Medallion will grant an option to purchase 9,000 shares multiplied by a fraction representing the remaining portion of the Eligible Director's three-year term. In 2000, Medallion granted options consisting of a total of 18,000 shares of common stock at an option price of $16.00 to Stanley Kreitman and David Rudnick.

   The total number of shares which may be granted from time to time under the Director Plan is 100,000 shares. The Director Plan is administered by a committee of the board of directors comprised of directors who are not eligible for grants or awards of options under the Director Plan. The exercise price of options granted is not less than the fair market value of Medallion's common stock on the date of grant or if the stock is not quoted on the date of grant, the current net asset value of the common stock as determined in good faith by the members of the board of directors not eligible to participate in the Director Plan. Options become exercisable at each annual stockholder meeting. The number of shares which are exercisable is calculated by multiplying the number of shares in the option by a fraction which contains the number of whole months since the date of grant or the last stockholder annual meeting in the numerator, and the number of whole months for which the Eligible Director was elected in the denominator. To exercise options, the optionee must remain an Eligible Director. No option may be exercised more than five years after the date on which it is granted.

   The number of shares available for options, the number of shares subject to outstanding options and their exercise prices will be adjusted for changes in outstanding shares such as stock splits and combinations of shares. Shares purchased upon exercise of options, in whole or in part, must be paid for in cash or by means of unrestricted shares of common stock or any combination thereof. On December 31, 2000, 36,091 shares of common stock were reserved for future grants under the Director Plan.

   Options granted under the Director Plan will not be transferable other than by the laws of descent and during the optionee's life may be exercised only by the optionee. All rights to exercise options will terminate after the optionee ceases to be an Eligible Director for any reason, other than death, three months following the date such director ceases to be an Eligible Director. If the optionee dies before expiration of the option, his legal successors may have the right to exercise the option in whole or in part within one year of death.

   The Director Plan may be terminated at any time by the board of directors, and will terminate ten years after the effective date of the Director Plan. The board of directors may not materially increase the number of shares authorized under the Director Plan or materially increase the benefits accruing to participants under the Director Plan without the approval of the stockholders of the Company.

401(k) Plan

   Since 1996, Medallion has become a participating employer in the Medallion Funding Corp. 401(k) Investment Plan (the 401(k) Plan) which covers all full and part-time employees of Medallion who have attained the age of 21 and have a minimum of one-half year of service. Under the 401(k) Plan, an employee may elect to defer not less than 1.0% and no more than 15.0% of the total annual compensation that would otherwise be paid to the employee, provided, however, that employees' contributions may not exceed certain maximum amounts determined under Section 402(g) of the Code. Employee contributions are invested in various mutual funds, according to the directions of the employee. On September 1, 1998, Medallion elected to match employee contributions to the 401(k) Plan in an amount per employee of one-third of the first 6% of an employee's contribution.

Code of Ethics

   We adopted a code of ethics under Rule 17j-1 of the 1940 Act in August 2000. The code of ethics limits the ability of personnel subject to the code of ethics to invest in securities, including securities that may be purchased or held by us. The code of ethics can be reviewed and copied at the Commission's Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. The code of ethics is available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov, and copies of the code of ethics may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, D.C. 20549-0102.

                                     SAI-11

Item 19--Control Persons and Principal Holders of Securities

                   CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

   The following table sets forth information, as of March 31, 2001, regarding the ownership of Medallion's common stock by (i) the persons known by Medallion to own more than five percent of its outstanding shares; (ii) all directors and nominees of Medallion; (iii) each of the executive officers of Medallion named in the Summary Compensation Table (the Named Executive Officers); and (iv) all directors and executive officers of Medallion as a group. The number of shares beneficially owned by each director or executive officer is determined under rules of the Commission and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of March 30, 2001 through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares.

                                             Shares of        Percentage of
                                            Common Stock       Common Stock
            Name and Address             Beneficially Owned Beneficially Owned
            ----------------             ------------------ ------------------
Alvin M. Murstein(1)....................
 Chairman, Chief Executive Officer and
 Director                                    1,405,000             9.62%
 437 Madison Avenue, 38th Floor
 New York, NY 10022

Andrew M. Murstein(2)...................     1,315,000             9.01%
 President
 437 Madison Avenue, 38th Floor
 New York, NY 10022

Michael J. Kowalsky(3)..................        45,456                *
 Executive Vice President
 437 Madison Avenue, 38th Floor
 New York, NY 10022

Daniel F. Baker(3)(7)...................        34,410                *
 Treasurer and Chief Financial Officer
 437 Madison Avenue, 38th Floor
 New York, NY 10022

Brian S. O'Leary(3).....................         5,856                *
 Executive Vice President
 437 Madison Avenue, 38th Floor
 New York, NY 10022

Frederick S. Hammer, Director(3)........         4,651                *
 Inter-Atlantic Group
 712 Fifth Avenue
 New York, NY 10022

Mario M. Cuomo, Director(3).............         8,631                *
 Willkie Farr & Gallagher
 787 Seventh Avenue
 New York, NY 10019


                                     SAI-12

                                             Shares of        Percentage of
                                            Common Stock       Common Stock
            Name and Address             Beneficially Owned Beneficially Owned
            ----------------             ------------------ ------------------
Stanley Kreitman, Director(4)...........        11,178                *
 Manhattan Associates
 375 Park Avenue, Suite 1606
 New York, NY 10152

David L. Rudnick, Director(4)...........        19,178                *
 The Century Associates Group
 365 West Passaic Street
 Rochelle Park, NJ 07662

Benjamin Ward, Director(3)..............        13,272                *
 Brooklyn Law School
 250 Joralemon Street
 Brooklyn, NY 11201

All executive officers and directors as      2,862,332            19.60%
 a group................................
 (10 persons)(5)

Capital Guardian Trust Company(6).......     1,670,500            11.44%
 1100 Santa Monica Boulevard
 Los Angeles, CA 90025

J.P. Morgan Chase & Co..................       729,602              5.0%
 270 Park Avenue
 New York, NY 10022

--------
*  Less than 1.0%.
(1) Includes 1,250,000 shares owned by the Alvin Murstein Second Family Trust of which Alvin M. Murstein is a trustee and beneficiary, 90,000 shares owned by Alvin M. Murstein directly and 65,000 shares issuable upon the exercise of outstanding options.
(2) Includes 1,250,000 shares owned by the Andrew Murstein Family Trust, of which Andrew M. Murstein is a trustee and beneficiary, and 65,000 shares issuable upon the exercise of outstanding options.
(3) Consists of shares issuable upon the exercise of outstanding options.
(4) Consists of shares owned by the reporting person and shares issuable upon the exercise of outstanding options.
(5) Includes (i) 1,250,000 shares owned by the Andrew Murstein Family Trust,
    (ii) 1,250,000 shares owned by the Alvin Murstein Family Trust, and (iii) 90,000 shares owned by Alvin M. Murstein directly.
(6) The Capital Guardian Trust Company beneficially owns shares held by several affiliated investment management companies that beneficially own 1,670,500 shares of Common Stock.
(7) As of December 31, 2000, Mr. Baker is no longer employed by the Company.

                                     SAI-13

Item 22--Tax Status

                       FEDERAL INCOME TAX CONSIDERATIONS

General

   The following summary of material federal income tax considerations is based on current law and does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, financial institutions, non-profit institutions, ERISA plans and broker-dealers) subject to special treatment under the federal income tax laws. Each prospective purchaser is advised to consult his or her own tax adviser regarding the specific tax consequences to him or her of the purchase, ownership and sale of the shares.

   We have elected and qualified to be taxed as a RIC under Sections 851 through 855 of the Code. We operate in a manner that permits us to satisfy the requirements for taxation as a RIC under the applicable provisions of the Code, but no assurance can be given that we will operate in a manner so as to remain qualified. The sections of the Code relating to qualification and operation as a RIC are highly technical and complex. The following sets forth the material aspects of the Code sections that govern the federal income tax treatment of a RIC and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations thereunder, and administrative and judicial interpretations thereof.

   In brief, if certain detailed conditions of the Code are met, business development companies, such as Medallion, that otherwise would be treated for federal income tax purposes as corporations, are generally not taxed at the corporate level on their "investment company taxable income" that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from the use of corporate investment vehicles. However, a RIC is generally subject to federal income tax at regular corporate rates on undistributed investment company taxable income.

   Furthermore, in order to avoid a 4% nondeductible federal excise tax on undistributed income and capital gains, we must distribute (or be deemed to have distributed) by December 31 of each year at least 98% of our ordinary income for such year, at least 98% of our capital gain net income (which is the excess of our capital gain over our capital loss and is generally computed on the basis of the one-year period ending on October 31 of such year) and any amounts that were not distributed in the previous calendar year and on which no income tax has been paid.

   If we fail to qualify as a RIC in any year, we will be subject to federal income tax as if we were a domestic corporation, and our stockholders will be taxed in the same manner as stockholders of ordinary corporations. In this event, we could be subject to potentially significant tax liabilities and the amount of cash available for distribution to our stockholders could be reduced.

Requirements for Qualification

   The Code defines the term "RIC" to include a domestic corporation that has elected to be treated as a business development company under the 1940 Act and meets certain requirements. These requirements include that (a) Medallion derive at least 90% of its gross income for each taxable year from dividends, interest, interest payments with respect to securities loans and gains from the sale or other disposition of stocks or securities or foreign currencies, or other income derived from its business of investing in such stocks, securities or currencies; and (b) Medallion diversifies its holdings so that, at the close of each quarter of its taxable year, (i) at least 50% of the value of its total assets is represented by (A) cash, and cash items (including receivables), U.S. Government securities and securities of other RICs, and (B) other securities limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of Medallion

                                     SAI-14
and not more than 10% of the outstanding voting securities of such issuer; and
(ii) not more than 25% of the value of Medallion's total assets is invested in the securities (other than U.S. Government securities or securities of other
RICs) of any one issuer or of two or more issuers that are controlled by Medallion and which are engaged in the same, similar or related trades or businesses. In this regard, the failure of one or more of Medallion's RIC subsidiaries to continue to qualify as RICs could adversely affect Medallion's ability to satisfy the diversification requirements. The foregoing diversification requirements under the Code could restrict Medallion's expansion of its taxicab rooftop advertising business and its acquisition of additional medallion collateral appreciation participation loans. See "Risk Factors--The Internal Revenue Code's diversification requirements may limit our ability to expand our taxicab rooftop advertising business and to acquire additional medallion collateral appreciation loans."

   Furthermore, in order for Medallion to qualify as a RIC under the Code, it also must distribute to its stockholders in each taxable year at least 90% of
(a) its investment company taxable income and (b) the excess of its tax-exempt interest income over certain disallowed deductions.

Taxation of Medallion

   So long as we satisfy the above requirements, neither the investment company taxable income we distribute to stockholders nor any net capital gain that we distribute to stockholders subjects Medallion to federal income tax. Investment company taxable income and/or net capital gains that are retained by Medallion are subject to federal income tax at corporate income tax rates; provided, however, that to the extent that we retain any net long-term capital gains, we may designate them as "deemed distributions" and pay a tax thereon for the benefit of our stockholders. To the extent permitted, Medallion distributes to its stockholders for each of its taxable years substantially all of its investment company taxable income and may or may not distribute any capital gains.

   If we acquire debt obligations that were originally issued at a discount, or that bear interest rates that do not call for payments at fixed rates (or certain "qualified variable rates") at regular intervals over the life of the obligation, we will be required to include as interest income each year a portion of the "original issue discount" that accrues over the life of the obligation regardless of whether we receive the income, and we will be obligated to make distributions accordingly.

   As set forth above, Medallion must distribute at least 90% of its investment company taxable income to its stockholders in each taxable year in order to maintain its status as a RIC. Medallion may borrow funds, sell assets or take other actions to meet the distribution requirements. However, under the 1940 Act, we will not be permitted to make distributions to stockholders while senior securities are outstanding unless we meet certain asset coverage requirements. If we are unable to make the required distributions, we may fail to qualify as a RIC or may be subject to the nondeductible 4% excise tax. Furthermore, the SBA restricts the distributions that may be made to an amount equal to undistributed net realized earnings less the allowance for unrealized loan losses (which in the case of Medallion is included in unrealized depreciation).

Taxation of Stockholders

   As long as we qualify as a RIC, distributions made to our taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account as ordinary income. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net long-term capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. Corporate stockholders however, are subject to tax on capital gain dividends at the same rate as ordinary income. To the extent that Medallion makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the stockholder, reducing the tax basis of the stockholder's stock by the amount of such distribution (but not below zero), with distributions in excess of the stockholder's tax basis taxable as capital gains (if the stock is held as a capital asset). In addition, any dividends declared by Medallion in October,

                                     SAI-15

November or December of any year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by Medallion and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by Medallion during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of Medallion.

   If we choose to retain and pay tax on any net capital gain rather than distribute such gain to our stockholders, we will designate such deemed distribution in a written notice to stockholders prior to the expiration of 60 days after the close of the taxable year. Each stockholder would then be treated for federal income tax purposes as if we had distributed to such stockholder the stockholder's pro rata share of the net long-term capital gain retained by Medallion and the stockholder had paid its pro rata share of the taxes paid by Medallion and reinvested the remainder in Medallion.

   In general, if a stockholder holds Medallion stock as a capital asset and sells such stock, such stockholder will recognize short-term capital gain or loss if such stock was held for one year or less (after applying certain holding period rules) and long-term capital gain or loss if such stock was held for more than one year. However, any capital loss arising from the sale or exchange of common stock held for six months or less (after applying certain holding period rules) generally will be treated as a long-term capital loss to the extent of the amount of capital gain dividends received.

Backup Withholding

   We report to our domestic stockholders and to the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such stockholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the stockholder's federal income tax liability.

Other Tax Considerations

 Reinvestment Plan.

   Stockholders participating in the Reinvestment Plan will be deemed to have received the gross amount of any cash distributions which would have been paid by Medallion to such stockholders had they not elected to participate. These deemed distributions will be treated as actual distributions from Medallion to the participating stockholders and will retain the character and tax effect applicable to distributions from Medallion generally. Participants in the Reinvestment Plan are subject to federal income tax on the amount of the deemed distributions to the extent that such distributions represent dividends or gains, even though they receive no cash. Shares of common stock received under the Reinvestment Plan will have a holding period beginning with the day after the date of distribution, and a tax basis equal to their cost (which is the gross amount of the deemed distribution). See "Dividend Reinvestment Plan."

 State, Local and Foreign Taxes.

   Medallion and its stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business or reside. The state, local and foreign tax treatment of Medallion and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisers regarding the effect of state, local and foreign tax laws on an investment in the common stock of Medallion.

                                     SAI-16

                           Part C--Other Information

Item 26. Other Expenses of Issuance and Distribution

   The following table sets forth the estimated expenses expected to be incurred in connection with the offering:

      SEC registration fee............................................ $ 11,385
      NASD fees.......................................................    5,055
      Nasdaq additional listing fee...................................   35,000
      Blue Sky fees and expenses......................................      --
      Accounting fees and expenses....................................   50,000
      Legal fees and expenses.........................................  275,000
      Printing and engraving fees.....................................  250,000
      Registrar and transfer agent's fees.............................    3,500
      Miscellaneous fees and expenses.................................   20,060
                                                                       --------
        Total......................................................... $650,000
                                                                       ========

Item 27. Persons Controlled by or Under Common Control

   The following is a list of all the subsidiaries of Medallion:

   Name                              Jurisdiction of Incorporation or Formation
   ----                              ------------------------------------------
   Medallion Funding Corp..........                   New York
   Medallion Taxi Media, Inc.......                   New York
   Business Lenders, LLC...........                   Delaware
   Medallion Capital, Inc..........                  Minnesota
   Medallion Business Credit, LLC..                   Delaware
   Freshstart Venture Capital
    Corp...........................                   New York

                                    [GRAPH]

Medallion Financial Corp & Subsidiaries
As of December 31, 2000

                           Medallion Financial Corp.

Business Leaders LLC                   100%
Medallion Business Credit LLC          100%
Medallion Capital, Inc.                100%
Medallion Funding Corp.                100%
Fresh start Venture Capital Corp.      100%
Medallion Taxi Media, Inc.             100%
FAP                                    100%


Item 28. Number of Holders of Securities

   The following table sets forth the number of record holders of Medallion's common stock as of May 23, 2001.

   Name of Class                                        Number of Record Holders
   -------------                                        ------------------------
   Common stock, $.01 par value per share..............           191

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act, the registrant has duly caused Post-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 13th day of June, 2001.

                                          Medallion Financial Corp.

                                                   /s/ Alvin Murstein
                                          By: _________________________________
                                                      Alvin Murstein,
                                                Chairman and Chief Executive
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                 Name                            Title                        Date
                 ----                            -----                        ----

        /s/ Alvin Murstein             Chairman, Chief Executive          June 13, 2001
______________________________________  Officer (Principal
            Alvin Murstein              Executive Officer) and Director

        /s/ James E. Jack              Chief Financial Officer            June 13, 2001
______________________________________  and
            James E. Jack               Executive Vice President

        */s/ Larry D. Hall             Chief Accounting Officer           June 13, 2001
______________________________________  and Assistant Treasurer
            Larry D. Hall

     */s/ Andrew M. Murstein           President and Director             June 13, 2001
______________________________________
          Andrew M. Murstein

       */s/ Mario M. Cuomo             Director                           June 13, 2001
______________________________________
            Mario M. Cuomo

     */s/ Frederick S. Hammer          Director                           June 13, 2001
______________________________________
         Frederick S. Hammer

      */s/ Stanley Kreitman            Director                           June 13, 2001
______________________________________
           Stanley Kreitman

      */s/ David L. Rudnick            Director                           June 13, 2001
______________________________________
           David L. Rudnick

        */s/ Benjamin Ward             Director                           June 13, 2001
______________________________________
            Benjamin Ward

    /s/ Alvin M. Murstein
*By: ____________________________                               June 13, 2001
       Alvin M. Murstein,
        Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibits Description
 -------- -----------
   2a.1   Medallion Financial Corp. (Medallion) Restated Certificate of
          Incorporation. Filed as Exhibit 2a to Medallion's Registration
          Statement on Form N-2 (File No. 333-1670) and incorporated by reference herein.

   2a.2   Certificate of Amendment to Medallion Restated Certificate of
          Incorporation. Filed as Exhibit 3.1.1 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 (File No.
          000-27812) and incorporated by reference herein.

   2b.    Medallion Restated By-Laws. Filed as Exhibit b to Medallion's
          Registration Statement on Form N-2 (File No. 333-1670) and incorporated by reference herein.

   2d.1   Instruments defining the rights of holders of securities: See
          Medallion's Restated Certificate of Incorporation. Filed as 2a to
          Medallion's Registration Statement on Form N-2 (File No. 333-1670) and incorporated by reference herein.

   2d.2   Instruments defining the rights of holders of securities. See
          Certificate of Amendment to Medallion Restated Certificate of
          Incorporation. Filed as Exhibit 3.1.1 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 (File No.
          000-27812) and incorporated by reference herein.

   2d.3   Instruments defining the rights of holders of securities. See
          Medallion Restated By-Laws. Filed as Exhibit b to Medallion's
          Registration Statement on Form N-2 (File No. 333-1670) and incorporated by reference herein.

   2e.    Medallion's Dividend Reinvestment Plan. Filed as Exhibit e to
          Medallion's Registration Statement on Form N-2 (File No. 333-1670) and incorporated by reference herein.

   2h.1   Form of Underwriting Agreement. Previously filed.

   2i.1   Medallion Amended and Restated 1996 Stock Option Plan. Filed as
          Exhibit 10.1 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 (File No. 000-27812) and incorporated by reference herein.

   2i.2   Medallion's Amended and Restated 1996 Non-Employee Director Stock
          Option Plan. Filed as Exhibit A to Medallion's Application for an
          Amendment to the Commission Order approving the plan (File No. 812-
          11800) and incorporated by reference herein.

   2i.3   Medallion Funding Corp. 401k Savings Plan. Filed as Exhibit i.2 to
          Medallion's Registration Statement on Form N-2/A (File No. 333-1670) and incorporated by reference herein.

   2i.4   First Amended and Restated Employment Agreement between Medallion and
          Alvin Murstein dated May 29, 1998. Filed as Exhibit 10.20 to
          Medallion's Annual Report on Form 10-K for the fiscal year ended
          December 31, 1998 (File No. 814-00188) and incorporated by reference herein.

   2i.5   First Amended and Restated Employment Agreement between Medallion and
          Andrew Murstein dated May 29, 1998. Filed as Exhibit 10.20 to
          Medallion's Annual Report on Form 10-K for the fiscal year ended
          December 31, 1998 (File No. 814-00188) and incorporated by reference herein.

   2i.6   Employment Agreement, between Medallion and Michael Kowalsky, dated
          March 29, 1999 (File No. 333-60080) and incorporated herein by reference. Previously filed.

   2k.1 Agreement of Merger between Medallion, and Tri-Magna Corporation, dated December 21, 1995, as amended on February 22, 1996. Filed as
          Exhibit k3(i) to Medallion's Registration Statement on Form N-2 (file
          No. 333-1670) and incorporated by reference herein.

   2k.2   Stock Purchase Agreement among Medallion Transportation Capital
          Corp., LNC Investment, Inc., Leucadia, Inc. and Leucadia National
          Corporation, dated February 12, 1996. Filed as Exhibit k1 to
          Medallion's Registration Statement on Form N-2 (File No. 333-1670) and incorporated by reference herein.

 Exhibits Description
 -------- -----------
  2k.3    Asset Purchase Agreement between Medallion, and Edwards Capital
          Company, dated February 21, 1996. Filed as Exhibit k2 to Medallion's
          Registration Statement on Form N-2 (File No. 333-1670) and
          incorporated by reference herein.

  2k.4    Amendment Number 2 to Agreement of Merger between and Tri-Magna
          Corporation, dated April 26, 1996. Filed as Exhibit k3(ii) to
          Medallion's Registration Statement on Form N-2 (File No. 333-1670) and incorporated by reference herein.
  2k.5    Amendment Number 1 to Stock Purchase Agreement among Medallion,
          Transportation Capital Corp., LNC Investments, Inc., Leucadia, Inc.
          and Leucadia National Corporation dated April 30, 1996. Filed as
          Exhibit k(i) to Medallion's Registration Statement on Form N-2 (File
          No. 333-1670) and incorporated by reference herein.

  2k.6    Amendment Number 1 to Asset Purchase Agreement between Medallion and
          Edwards Capital Company dated April 30, 1996. Filed as Exhibit k2(i) to Medallion's Registration Statement on Form N-2 (File No. 333-1670) and incorporated by reference herein.

  2k.7    Agreement between Medallion Taxi Media, Inc. and Glenn Grumman dated
          July 25, 1996. Filed as Exhibit 10.2 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996 (File
          No. 814-00188) and incorporated by reference herein.

  2k.8    Agreement between Medallion Taxi Media, Inc. and Metropolitan Taxicab
          Board of Trade, Inc. dated March 6, 1997. Filed as Exhibit 10.37 to
          Medallion's Annual Report on Form 10-K for the fiscal year ended
          December 31, 1996 (File No. 000-27812) and incorporated by reference herein.

  2k.9    Letter Agreement dated April 18, 1997 between Medallion Funding Corp.
          and The Chase Manhattan Bank relating to an interest rate cap transaction in the amount of $10,000,000. Filed as Exhibit 10.1 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 (File No. 814-09744) and incorporated by reference herein.

  2k.10   Letter Agreement dated May 9, 1987 between Medallion Funding Corp.
          and Fleet National Bank, now known as Fleet Bank, N.A., ("Fleet") relating to an interest rate cap transaction in the amount of $10,000,000. Filed as Exhibit 10.2 to Medallion's Quarterly Report on
          Form 10-Q for the quarterly period ended June 30, 1997 (File No. 814-
          09744) and incorporated by reference herein.

  2k.11   Letter Agreement dated May 12, 1997 between Medallion Funding Corp.
          and Fleet relating to an interest rate cap transaction in the amount of $10,000,000. Filed as Exhibit 10.3 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 (File No.
          814-09744) and incorporated by reference herein.

  2k.12   Asset Purchase Agreement dated as of August 20, 1997 among Medallion,
          BLI Acquisition Co., LLC, Business Lenders, Inc., Thomas Kellogg,
          Gary Mullin, Penn Ritter and TriumphConnecticut, Limited Partnership
          (including all exhibits thereto--schedule omitted). Filed as Exhibit
          10.2 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997 (File No. 000-27812) and incorporated by reference herein.

  2k.13 Amended and Restated Loan Agreement, dated as of December 24, 1997, by and among Medallion Funding Corp., the lenders party thereto
          Fleet, as Swing Line Lender, Administrative Agent and Collateral
          Agent and The Bank of New York as Documentation Agent with Fleet, as
          Arranger. Filed as Exhibit 10.50 to Medallion's Annual Report on Form
          10-K for the fiscal year ended December 31, 1997 (File No. 812-09744) and incorporated by reference herein.

  2k.14   Revolving Credit Noted dated December 24, 1997 in the amount of
          $30,000,000 from Medallion Funding Corp. payable to Fleet Bank
          National Association Filed as Exhibit 10.51 to Medallion's Annual
          Report on Form 10-K for the fiscal year ended December 31, 1997 (File
          No. 812-0974) and incorporated by reference herein.

 Exhibits Description
 -------- -----------

  2k.15   Revolving Credit Note dated December 24, 1997 in the amount of
          $30,000,000 from Medallion Funding Corp. payable to The Bank of New
          York. Filed as Exhibit 10.52 to Medallion's Annual Report on From 10-
          K for the fiscal year ended December 31, 1997 (File No. 812-09744) and incorporated by reference herein.

  2k.16   Revolving Credit Note dated December 24, 1997 in the amount of
          $30,000,000 from Medallion Funding Corp. payable to BankBoston, N.A.
          Filed as Exhibit 10.53 to Medallion's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 812-09744) and incorporated by reference herein.

  2k.17   Revolving Credit Noted dated December 24, 1997 in the amount of
          $20,000,000 from Medallion Funding Corp. payable to Harris Trust and
          Savings Bank. Filed as Exhibit 10.54 to Medallion's Annual Report on
          Form 10-K for the fiscal year ended December 31, 1997 (File No. 812-
          09744) and incorporated by reference herein.

  2k.18   Revolving Credit Note dated December 24, 1997 in the amount of
          $20,000,000 from Medallion Funding Corp. payable to Bank Tokyo--
          Mitsubishi Trust Company. Filed as Exhibit 10.55 to Medallion's
          Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 812-09744) and incorporated by reference herein.

  2k.19   Revolving Credit Note dated December 24, 1997 in the amount of
          $15,000,000 from Medallion Funding Corp. payable to Israel Discount
          Bank of New York. Filed as Exhibit 10.56 to Medallion's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No.
          812-09744) and incorporated by reference herein.

  2k.20   Revolving Credit Note dated December 24, 1997 in the amount of
          $15,000,000 from Medallion Funding Corp. payable to European American
          Bank. Filed as Exhibit 10.57 to Medallion's Annual Report on Form 10-
          K for the fiscal year ended December 31, 1997 (File No. 812-09744) and incorporated by reference herein.

  2k.21   Revolving Credit Note dated December 24, 1997 in the amount of
          $15,000,000 from Medallion Funding Corp. payable to Bank Leumi USA.
          Filed as Exhibit 10.58 to Medallion's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 812-09744) and incorporated by reference herein.

  2k.22   Revolving Credit Note dated December 24, 1997 in the amount of
          $20,000,000 from Medallion Funding Corp. payable to The Chase
          Manhattan Bank. Filed as Exhibit 10.59 to Medallion's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No.
          812-09744) and incorporated by reference herein.

  2k.23   Revolving Credit Note dated December 24, 1997 in the amount of
          $5,000,000 from Medallion Funding Corp. payable to Fleet Bank,
          National Association. Filed as Exhibit 10.60 to Medallion's Annual
          Report on From 10-K for the fiscal ended December 31, 1997 (File No.
          812-09744) and incorporated by reference herein.

  2k.24   Amended and Restated Security Agreement, dated as of December 24,
          1997, between Medallion Funding Corp., as Debtor and Fleet, as Agent and Secured Party for the benefit of the Banks and Swing Line Lender signatory to the Amended and restated Loan Agreement, dated as of December 24, 1997, among Medallion Funding Corp., the banks signatory thereto, the Swing Line Lender, The Bank of New York as Documentation
          Agent and Fleet, as Arranger and Agent and the Holders of Commercial
          Paper issued by Medallion Funding Corp. Filed as Exhibit 10.61 to
          Medallion's Annual Report on Form 10-K for the fiscal year ended
          December 31, 1997 (File No. 812-09744) and incorporated by reference herein.

 Exhibits Description
 -------- -----------

  2k.25   First Amendment, dated as of February 5, 1998, to Amended and
          Restated Loan Agreement, dated as of December 24, 1997, by and among Medallion Funding Corp., the lenders party thereto, Fleet as Swing
          Line Lender, Administrative Agent and Collateral Agent and The Bank of New York as Documentation Agent with Fleet, as Arranger. Filed as
          Exhibit 10.62 to Medallion's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 812-09744) and incorporated by reference herein.

  2k.26   Amendment No. 1, dated as of March 12, 1998, to Amended and Restated
          Security Agreement, dated as of December 24, 1997, between Medallion
          Funding Corp., and Debtor and Fleet, as Agent and secured Party for the benefit of the Banks and Swing Line Lender signatory to the Amended and Restated Loan Agreement, dated as of December 24, 1997, among Medallion Funding Corp., the banks signatory thereto, the Swing
          Line Lender, The Bank of New York as Documentation Agent and Fleet, as Arranger and Agent and the Holders of Commercial Paper issued by Medallion Funding Corp. Filed as Exhibit 10.63 to Medallion's Annual
          Report on Form 10-K for the fiscal year ended December 31, 1997 (File
          No. 812-09744) and incorporated by reference herein.

  2k.27   Indenture of Lease, dated October 31, 1997, by and between Sage
          Realty Corporation, as Agent and Landlord, and Medallion, as Tenant.
          Filed as Exhibit 1064 to Medallion's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 812-09744) and incorporated by reference herein.

  2k.28 Third Amendment, dated December 22, 1997, to Letter Agreement, dated as of December 1, 1996, between Medallion and Fleet. Filed as Exhibit
          10.65 to Medallion's Annual Report on form 10-K for the fiscal year ended December 31, 1997 (File No. 812-09744) and incorporated by reference herein.

  2k.29 Endorsement No. 3, dated December 22, 1997, to Revolving Credit Note dated December 1, 1996 in the amount of $6,000,000 from Medallion, payable to Fleet. Filed as Exhibit 10.66 to Medallion's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No.
          812-09744) and incorporated by reference herein.

  2k.30   (CE) Commercial Paper Dealer Agreement 4 (2) Program between
          Medallion Funding Corp., as issuer, and Smith Barney Inc., as dealer, dated as of March 13, 1998. Filed as Exhibit 10.1 to Medallion's
          Quarterly Report on Form 10-Q for the quarterly period ended March
          31, 1998 (File No. 000-27812) and incorporated by reference herein.

  2k.31   Agency Agreement, by and between Medallion Funding Corp. and Bank of
          Montreal Trust Medallion, dated as of March 13, 1998. Filed as
          Exhibit 10.2 to Medallion's Quarterly report on Form 10-Q for the quarterly period ended March 31, 1998 (File No. 000-27812) and incorporated by reference herein.

  2k.32 Loan Agreement, dated as of July 31, 1998, by and among Medallion, the Lenders Party thereto, Fleet, as Agent and Swing Line Lender and
          Fleet, as Arranger (exhibits included). Filed as Exhibit 10.2 to
          Medallion's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998 (File No. 814-00188) and incorporated by reference herein.

  2k.33   Amended and Restated Loan Agreement by and among Medallion, Medallion
          Business Credit, LLC, the Lenders Party hereto, Fleet, as Agent and
          Swing Line Lender and Fleet, as Arranger, dated June 29, 1999. Filed as Exhibit 10.1 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (File No. 814-00188) and incorporated by reference herein.

  2k.34   Medallion Funding Corp. $22,500,000 7.20% Senior Secured Notes,
          Series A Due June 1, 2004 Note Purchase Agreement, dated as of June
          1, 1999. Filed as Exhibit 10.2 to Medallion's Quarterly Report on
          Form 10-Q for the quarterly period ended June 30, 1999 (File No. 814-
          00188) and incorporated by reference herein.

 Exhibits Description
 -------- -----------
  2k.35   Security Agreement between Medallion Funding Corp., as debtor, and
          Fleet, as Agent and secured party, for the benefit of the Travelers
          Insurance Medallion, the First Citicorp Life Insurance Medallion,
          Citicorp Life Insurance Medallion, Untied of Omaha Life Insurance
          Medallion and Companion Life Insurance Medallion dated June 1, 1999.
          Filed as Exhibit 10.3 to Medallion's Quarterly Report on Form 10-Q
          for the quarterly period ended June 30, 1999 (File No. 814-00188) and incorporated by reference herein.

  2k.36   Security Agreement between Medallion Funding Corp., as debtor, and
          Fleet, as Agent and secured party, for the benefit of The Bank and Swing Line Lender Signatory to the Amended and Restated Loan
          Agreement, dated as of June 29, 1999, among Medallion, Medallion
          Business Credit LLC, the Banks Signatory thereto, the Swing Line
          Lender and Fleet, as Arranger and Agent, dated as of June 29, 1999.
          Filed as Exhibit 10.4 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (File No. 814-00188) and incorporated by reference herein.

  2k.37 Intercreditor Agreement, dated June 1, 1999, among Fleet Bank, N.A., as agent for an on behalf of the Banks, the Banks, the Senior
          Noteholders, Fleet, acting as collateral agent to the Senior
          Noteholders and Fleet as interecreditor collateral agent for the Senior Creditors. Filed as Exhibit 10.5 to Medallion's Quarterly
          Report on Form 10-Q for the quarterly period ended June 30, 1999
          (File No. 814-00188) and incorporated by reference herein.

  2k.38   $5,000,000 Swing Line Note, dated June 29, 1999. Filed as Exhibit
          10.6 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (File No. 814-00188) and incorporated by reference herein.

  2k.39 $20,000,000 Revolving Credit Note No. 1, dated June 29, 1999. Filed as Exhibit 10.7 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (File No. 814-00188) and incorporated by reference herein.

  2k.40 $15,000,000 Revolving Credit Note No. 2, dated June 29, 1999. Filed as Exhibit 10.8 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (File No. 814-00188) and incorporated by reference herein.

  2k.41 $10,000,000 Revolving Credit Note No. 3, dated June 29, 1999. Filed as Exhibit 10.9 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (File No. 814-00188) and incorporated by reference herein.

  2k.42 $10,000.000 Revolving Credit Note No. 4, dated June 29, 1999. Filed as Exhibit 10.10 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (File No. 814-00188) and incorporated by reference herein.

  2k.43   $10,000,000 Revolving Credit No. No. 5, dated June 29, 1999. Filed as
          Exhibit 10.11 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (File No. 814-00188) and incorporated by reference herein.

  2k.44   $5,000,000 Revolving Credit No. No. 6, dated June 29, 1999. Filed as
          Exhibit 10.12 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (File No. 814-00188) and incorporated by reference herein.

  2k.45   $10,000,000 Revolving Credit No. No. 7, dated June 29, 1999. Filed as
          Exhibit 10.13 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (File No. 814-00188) and incorporated by reference herein.

  2k.46   $10,000,000 Revolving Credit No. No. 8, dated June 29, 1999. Filed as
          Exhibit 10.14 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (File No. 814-00188) and incorporated by reference herein.

 Exhibits Description
 -------- -----------
  2k.47   $10,000,000 Revolving Credit No. 9, dated June 29, 1999. Filed as
          Exhibit 10.15 to Medallion's Quarterly Report on Form 10-Q for the
          quarterly period ended June 30, 1999 (File No. 814-00188) and incorporated by reference herein.

  2k.48   Commercial Paper Dealing Agreement dated as of July 30, 1999 between
          Medallion, and U.S. Bancorp Investments, Inc. Filed as Exhibit 10.1 to Medallion's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 (File No. 814-00188) and incorporated by reference herein.

  2k.49   Amendment No. 1 to Second Amended and Restated Loan Agreement and
          Limited Waiver dated as of March 30, 2001, by and among Medallion, Medallion Business Credit, LLC, the lending institutions listed thereto, Fleet National Bank, as a Bank, as Swing Line Lender, and as
          Agent for the Banks. Filed as Exhibit 10.55 to Medallion's Quarterly
          Report on Form 10-K for the fiscal year ended December 31, 2000 (814-
          00188) and incorporated by reference herein.

  2k.50   Amendment No. 4 to Amended and Restated Loan Agreement and Limited
          Waiver dated as of March 30, 2001, by and among Medallion, Medallion
          Funding Corp., LLC, the lending institutions listed thereto, Fleet
          National Bank. as a Bank, as Swing Line Lender, and as Agent for the Banks. Filed as Exhibit 10.56 to Medallion's Annual Report on Form
          10-K for the fiscal year ended December 31, 2000 (814-00188) and incorporated by reference herein.

  2k.51   First Amendment Agreement, dated March 30, 2001 to Note Purchase
          Agreement, dated as of June 1, 1999, between Medallion Funding Corp., and each of the Purchasers named on the Schedule thereto. Filed as
          Exhibit 10.57 to Medallion's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (814-00188) and incorporated by reference herein.

  2k.52   Employment Agreement, between Medallion and James E. Jack, dated May
          1, 2001. Previously filed.

 *2l.1 Legal Opinion by Willkie Farr & Gallagher and a consent to use the legal opinion.

  2n.1    Consent of Arthur Andersen LLP. Previously filed.

  2o.1 Audited financial statements included in Medallion's Annual Report on Form 10-K for the fiscal year ending December 31, 2000 and unaudited financial statements included in Medallion's Report on Form 10-Q for the three months ended March 31, 2001. Previously filed.

  2p.1 Subscription Agreement between the Alvin Murstein Second Family Trust and Medallion Financial Corp. Filed as Exhibit p.1 to Medallion's
          Registration Statement on Form N-2 (File No. 333-1670) and incorporated by reference herein.

  2p.2    Subscription Agreement between the Andrew Murstein Family Trust and
          Medallion Financial Corp. Filed as Exhibit p.2 to Medallion's
          Registration Statement on Form N-2 (File No. 333-1670) and incorporated by reference herein.

 *2r.1    Ethics Code adopted by Medallion.

--------
*  Filed herewith.
+  To be filed on amendment.